UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
   ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Williamsburg Distillery, Inc. (a/k/a Eight Shires and Eight Shires Brands)

Legal status of issuer

   Form
   Stock Corporation

   Jurisdiction of Incorporation/Organization
   Virginia

   Date of organization
   November 5, 2013

Physical address of issuer
7218 Merrimac Trail, Unit C, Williamsburg, VA 23185

Website of issuer
http://www.8shires.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in in the Offering.

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☐ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☐ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
June 4, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$168,545.00	$139,050.00
Cash & Cash Equivalents	$4,847.00	$10,921.00
Accounts Receivable	$5,944.00	$4,903.00
Short-term Debt	$8,558.00	$9,862.00
Long-term Debt	$586,262.00	$393,677.00
Revenues/Sales	$131,328.00	$94,494.00

Cost of Goods Sold	$107,520.00	$85,589.00
Taxes Paid	$ 6,366.03	$7,819.18
Net Income	-$161,785.00	-$160,842.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


April 10, 2018

FORM C

Williamsburg Distillery, Inc.



EXPLANATORY NOTE


Williamsburg Distillery Inc. (the "Company") is filing an Amendment to its Form C, which was filed with the Securities and Exchange Commission on April 10, 2018 (the "Form C"). This Amendment was filed to update the terms of the Crowd Note (attached hereto as Exhibit D) to correctly reflect the terms of the Crowd Note investment.


Up to $1,070,000.00 of Crowd Notes


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Williamsburg Distillery, Inc. a Virginia Stock corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to 2.0% (two

percent) of the total number of Crowd Notes sold by the issuer in in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.8shires.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 10, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY

SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as

"anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: http://www.8shires.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Williamsburg Distillery, Inc. (the "Company") is a Virginia Stock Corporation, incorporated on November 5, 2013. The Company is currently also conducting business under the names of Eight Shires Distillery and Eight Shires Brands.

The Company is located at 7218 Merrimac Trail, Unit C, Williamsburg, VA 23185.

The Company's website is http://www.8shires.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Eight Shires is a colonial style distillery producing and selling bourbon, gin, rum, and other spirits as available for purchase through the Virginia Alcohol Beverage Counsels (ABC) stores and other retail locations. We are in early phases of opening an associated tavern style restaurant to feature our products, as well as to offer a colonial style food menu and Virginia beverages.

The Offering

Minimum amount of Crowd Notes being offered	50,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd Notes	1,070,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)*	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 4, 2018
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 26 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our distilled spirits is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our distilled spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal

and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on William S. Dodson, Jr. who is the President, Secretary, and Treasurer of the Company. The Company has or intends to enter into employment agreements with William S. Dodson, Jr. although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of William S. Dodson, Jr. or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on William S. Dodson, Jr. in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of his death or disability. Therefore, if William S. Dodson, Jr. dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In the future we may be dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
In the future we may purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We will be exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

Our spirits business uses oak barrels to age certain spirits we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

The Company's distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under some state laws, distribution agreements for alcoholic beverages can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit an alcoholic beverage supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the alcoholic beverage distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The Company is heavily dependent on its distributors.
The Company is required by law to use state licensed distributors and/or, state-owned agencies to sell its products for distribution to on-premise locations such as bars and restaurants, and for distribution to off-premise retail locations such as grocery and liquor stores. Although the Company currently has a small network of wholesale distributors for its current needs, sustained growth and expansion into new markets will require the Company to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that the Company will be able to maintain its current distribution network or secure additional distributors on terms favorable to the Company, or at all. Inability to maintain and add distributors could have a material adverse effect on the Company's business, results of operations, and financial condition. Further, distributors often represent competing spirits brands and may be influenced by their continuing business relationships with other distillers. The Company's distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales. While we believe that the relationships between the Company and its distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of Company's distributors will continue to effectively market and distribute Company's products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on the Company's business, results of operations, and financial condition.

In certain states, known as "control states", the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally

reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.

We will be subject to governmental regulations affecting our distillery. We have a license to distill spirits but have not yet received licenses to operate a tasting room and restaurant.
Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. A tasting rooms and kitchen would be subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of any tasting room or kitchen, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The Company's licenses are subject to revocation.
The Company, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force the Company to cease its current operations. Revocation of licensing by a state could force the Company to cease sales and marketing in that state.

The craft spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft spirits products are somewhat seasonal, with certain quarters historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The Indian Maize and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we

currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

There are general economic risks associated with the restaurant and bar/tavern industry.
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.
We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

In certain states we are subject to "dram shop" statutes.
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:
▪ food safety concerns, including food tampering or contamination;
▪ food-borne illness incidents;
▪ the safety of the food commodities we use, particularly beef;
▪ guest injury;
▪ security breaches of confidential guest or employee information;
▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.

Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of disabled persons.

We are subject to the INS and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because our restaurant is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.
Our financial performance is dependent on our restaurant located in Virginia. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather-related events.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our restaurant. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our restaurant, it could adversely affect traffic to our restaurant as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our restaurant, timely and efficiently distributing inventory to our restaurant, maintaining an appropriate mix and level of inventory in the restaurant, appropriately changing the allocation of floor space of our restaurant among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our restaurant, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products we offer are products that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce

consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, distribution, mobile communications, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services,

information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owner owns 100.00% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Virginia law, this owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant

Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Eight Shires is a colonial style distillery producing and selling bourbon, gin, rum, and other spirits as available for purchase through the Virginia Alcohol Beverage Counsels (ABC) stores and other retail locations. We are in early phases of opening an associated tavern style restaurant to feature our products, as well as to offer a colonial style food menu and Virginia beverages.

Business Plan
Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We utilize our marketing and online presence to win with consumers at the 'zero moment of truth' - when they are searching for information about a spirit type, brand or product. We work collaboratively with our customers to improve the in-store presence of our products and win the 'first moment of truth' - when a consumer is selecting the spirit to try. We must also win the 'second moment of truth' - when a consumer uses the product, evaluates how well it met his or her expectations and decides whether it was of good quality. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority, but we do not want to lose focus on the historic design of our recipes and the interactive experience with our customers. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth. The expansion and development of products within Eight Shires Brands may include larger, more robust distilling space, expansion of current distilling operations or the opening of an associated tavern and whiskey experience room.

History of the Business
Founded in 2014, 8 Shires Coloniale Distillery specializes in the research, recreation and production of American colonial style distilled spirits of the period 1600-1775. Concluding a 'demonstration' production period, the distillery is ready to expand to formal production facilities, coupling with a full 'period' tavern allowing 8 Shires to serve a full and unique selection of distilled spirits, cocktails, beer, and wine with food pairings.

The Company's Products and/or Services

Product / Service	Description	Current Market

Distilled Spirits	Currently, the Company produces gin, rum, vodka, and bourbon. It has the intention to expand the offerings to include variations on the current line and inclusion of beer, cordials, and other such spirits.	Eight Shires distributes throughout the Commonwealth of Virginia. It is primarily sold in the Virginia Peninsula region of Hampton Roads including: Williamsburg, Newport News, Hampton and James City County.

We are constantly researching and developing new recipes and varieties of our products, which we think might appeal to our customers. We anticipate being able to deliver new products a couple times a year, as space and rotation allow.

We reach our customers through the Virginia Alcohol Beverage Counsel and through connections with restaurateurs and vendors in the local area who purchase and resell our products. We expect in the future to also connect with our customers through our tasting room at the distillery.

Competition
In addition to competing against the major distributors of spirits in the U.S. (e.g. Diageo, Beam Suntory, Bacardi Limited, Pernod Ricard, etc.), Eight Shires directly competes with several Virginia-based distillers including Copper Fox Distillery, Ironclad Distillery, Blue Sky Distillery, Great Dismal Distillery, Dead Reckoning Distillery, and Chesapeake Bay Distillery.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small distillers, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, our specific formula niche (recreating in modern times the colonial styled spirits of the Americas), and packaging are important differentiating factors.

Customer Base
Our customers are our neighbors and local residents who appreciate our quality spirits and distilling experience as well as whiskey enthusiasts who have heard about our product via word of mouth or certain advertising platforms. Our customers tend to be of no specific demographic, other than those choosing to enjoy a unique and historically styled spirit.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5370505	Class 33: Distilled Spirits	Eight Shires	August 14, 2015	January 2, 2018	USA

Governmental/Regulatory Approval and Compliance
We are subject to extensive federal, state and local laws and regulations regarding manufacturing, distribution and sale of alcoholic beverages, those relating to building and zoning requirements and, in the future, those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. The licenses that we have been granted are described below.

Licenses

Licensor	Licensee	Description of Rights Granted	Date of Grant	Termination Date
Alcohol and Tobacco Tax and Trade Bureau	Williamsburg Distillery	DSP-VA-20024. Distilling Spirits for consumption, scientific and fuel.	January 1, 2015	N/A

Virginia Alcoholic Beverage Control	Williamsburg Distillery	086487. Distillery (5000 gallon or less annually)	July 1, 2017	June 30, 2018

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 7218 Merrimac Trail, Unit C, Williamsburg, VA 23185.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$74,900.00
Campaign marketing expenses or related reimbursement	5.00%	$2,500.00	0.47%	$5,000.00
General Marketing	5.00%	$2,500.00	0.47%	$5,000.00
Manufacturing	0.00%	$0.00	14.02%	$150,000.00
Equipment Purchases	40.00%	$20,000.00	14.02%	$150,000.00
General Working Capital	43.00%	$21,500.00	19.64%	$210,100.00
Leased property build-out	0.00%	$0.00.00	44.39%	$475,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

——————————————

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The expansion and development of business lines of Eight Shires Brands may include larger, more robust distilling space, expansion of current distilling operations or the opening of an associated tavern and whiskey experience room. As these models, plans, and opportunities continue to develop the allocation of funds may shift as needed.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Dr. William S. Dodson, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary, and Treasurer from January 1, 2018 to Present

Dr. Dodson's serves as the chief executive and master distiller. He is responsible for the administrative functions, creation of recipes, collaborating with vendors and suppliers, working with VA ABC for distribution and production of the distilled spirits. He has served in these roles since inception.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Endodontist at Dodson Endodontics, January 1, 2014 to Present
Master Distiller at Williamsburg Distillery, Inc., November 5, 2013 to Present

Education
University of Richmond, Psychology, 1980
University of Richmond, Mathematics, 1980
University of Arizona, Aerospace 1983
University of Florida, Dentistry, 1998
New York University, Endodontics, 2000

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Dr. William S. Dodson, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary, and Treasurer from January 1, 2018 to Present

Dr. Dodson's serves as the chief executive and master distiller. He is responsible for the administrative functions, creation of recipes, collaborating with vendors and suppliers, working with VA ABC for distribution and production of the distilled spirits. He has served in these roles since inception.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Endodontist at Dodson Endodontics, January 1, 2014 to Present
Master Distiller at Williamsburg Distillery, Inc., November 5, 2013 to Present

Education
University of Richmond, Psychology, 1980
University of Richmond, Mathematics, 1980
University of Arizona, Aerospace 1983
University of Florida, Dentistry, 1998
New York University, Endodontics, 2000

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or

threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in Virginia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue one thousand (1,000) shares of the corporation.

The Company has issued the following outstanding Securities:

On November 5, 2013, upon the inception of the Company, William S. Dodson, Jr. ("Dr. Dodson") was issued 510 shares of the corporation. His 510 shares represent a 100% ownership stake in the Company.

The Company has the following debt outstanding:

On January 1, 2018, the Company entered into a loan with Dr. Dodson. Pursuant to the terms of said loan, the Company promises to pay Dr. Dodson $586,262.33. This amount is payable on or before December 31, 2023 with an annual rate of interest of 0.0%.

Valuation
No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is solely owned by Dr. William S. Dodson, Jr.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
William S. Dodson, Jr.	100.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company incurred net operating expenses of $185,385.00 and $160,941.00 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $23,807.00 in gross profit, resulting in a net loss of $161,785.00. In 2017, the Company generated $8,905.00 in gross profit, resulting in a net loss of $160,842.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $43,436.00 and $60,262.00 for the years ended December 31, 2017 and 2016, respectively.

Advertising & Promotion
The Company expenses the cost of advertising & promotion as incurred and aggregated $26,432.00 and $28,510.00 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically growth and expansion of the tavern and experience room. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company's average monthly burn rate is roughly $14,000.

The Company has the following sources of capital in addition to the proceeds from the Offering:
The Company's founder has been in discussions with financial institutions. However, the company has not signed any agreements or letters of intent. Additionally, founder remains committed to the growth of the operations and continues to provide funds as needed.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Company has been evaluating potential sites for expansion of distilling operations and the opening of a tavern and experience room. Provided the proper location comes available, or the currently researched and discussed options come to fruition, there will be new liabilities associated with an investment in such a site.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 4, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in

exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$1,200,000.00

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics

Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

"**Conversion Shares**" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be Series A-1 Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

    i.   The Conversion Shares shall be non-voting; and
    ii. Holders of Conversion Shares shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Simple interest shall accrue on the Purchase Price at the Interest Rate until the Qualified Equity Financing or Corporate Transaction, whichever is sooner

Corporate Transaction
    a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:
          i.   Issuing shares of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or
          ii. Obtaining the Corporate Transaction Payment.

    b.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Notes into Conversion Shares pursuant to the Qualified Equity Financing Conversion terms above.

"**Corporate Transaction**" shall mean:
    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to one and a half times (2.0X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
- The Company does not have the right to repurchase the Crowd Notes.
- The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	William S. Dodson, Jr.
Relationship to the Company	The lender is also the 100% Owner of the Company.
Total amount of money involved	$586,262.33
Benefits or compensation received by related person	Repayment
Benefits or compensation received by Company	Operating Capital
Description of the transaction	Dr. Dodson has contributed money in the form of loans to the Company.

Rent

Related Person/Entity	WYZJ, LLC
Relationship to the Company	The Company pays rent to WYZJ, LLC which is owned by a trust held by William S. Dodson, Jr. and his wife.
Total amount of money involved	$56,333.88
Benefits or compensation received by related person	Rent
Benefits or compensation received by Company	Rental space for distillery
Description of the transaction	The Company rents space from WYZJ, LLC.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/William S. Dodson, Jr.
_____
(Signature)

William S. Dodson, Jr.
_____
(Name)

Director, President, Secretary, and Treasurer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/William S. Dodson, Jr.
_____
(Signature)

William S. Dodson, Jr.
_____
(Name)

Director, President, Secretary, and Treasurer
_____
(Title)

04/10/2018
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Video Transcript
Exhibit F   Webinar Transcript
Exhibit G   Pitch Deck

EXHIBIT A
Financial Statements

WILLIAMSBURG DISTILLERY, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

April 6, 2018



Independent Accountant's Review Report

To Management
Williamsburg Distillery, Inc.
Newport News, VA

We have reviewed the accompanying balance sheet of Williamsburg Distillery, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WILLIAMSBURG DISTILLERY, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016
_____

ASSETS

		2017		2016
CURRENT ASSETS				
Cash	$	4,847	$	10,921
Accounts Receivable		5,944		4,903
Prepaid Expenses		700		700
Inventory		2,500		2,500
TOTAL CURRENT ASSETS		13,991		19,023
NON-CURRENT ASSETS				
Property & Equipment		184,298		132,853
Less: Accumulated Depreciation		(29,744)		(12,827)
TOTAL NON-CURRENT ASSETS		154,554		120,026
TOTAL ASSETS	$	168,545	$	139,050

LIABILITIES AND SHAREHOLDERS' EQUITY

		2017		2016
CURRENT LIABILITIES				
Accounts Payable		8,558		9,862
TOTAL CURRENT LIABILITIES		8,558		9,862
NON-CURRENT LIABILITIES				
Loans Payable - Related Party		586,262		393,677
TOTAL LIABILITIES		594,821		403,540
SHAREHOLDERS' EQUITY				
Common Stock (1,000 shares authorized, 510 shares issued and outstanding. $1.00 par value)		510		510
Retained Earnings (Deficit)		(426,785)		(265,000)
TOTAL SHAREHOLDERS' EQUITY		(426,275)		(264,490)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	168,545	$	139,050

WILLIAMSBURG DISTILLERY, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales	$ 131,328	$ 94,494
Cost of Goods Sold	(107,520)	(85,589)
Gross Profit	23,807	8,905
Operating Expense		
Payroll Related Expenses	46,144	11,057
General & Administrative	43,436	60,262
Advertising & Promotion	26,432	28,510
Rent Expense	18,891	18,550
Legal, Accounting, & Professional Fees	17,239	21,925
Depreciation	16,917	9,216
Repairs & Maintenance	14,819	11,397
Research & Development	1,506	23
	185,385	160,941
Other Income (Expense)		
Other Income	7,093	-
Interest Income	0	-
Permits, Licenses, & Taxes	(7,301)	(8,805)
Net Income	$ (161,785)	$ (160,842)

WILLIAMSBURG DISTILLERY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (161,785)	$ (160,842)
Depreciation Expense	16,917	9,216
Change in Accounts Receivable	(1,041)	(4,903)
Change in Inventory	-	(2,500)
Change in Accounts Payable	(1,304)	1,544
Change in Prepaid Expenses	-	(700)
Net Cash Flows From Operating Activities	(147,214)	(158,185)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(51,445)	(21,331)
Net Cash Flows From Investing Activities	(51,445)	(21,331)
Cash Flows From Financing Activities		
Change in Loans Payable - Related Party	192,585	185,000
Net Cash Flows From Financing Activities	192,585	185,000
Cash at Beginning of Period	10,921	5,436
Net Increase (Decrease) In Cash	(6,074)	5,484
Cash at End of Period	$ 4,847	$ 10,921

WILLIAMSBURG DISTILLERY, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Starting Equity (Deficit)	$ (264,490)	$ (103,648)
Issuance of Common Stock	-	-
Dividends Paid	-	-
Net Income (Loss)	(161,785)	(160,842)
Ending Equity (Deficit)	$ (426,275)	$ (264,490)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Williamsburg Distillery, Inc. ("the Company") is a corporation organized under the laws of the State of Virginia. The Company is a micro-craft distillery that specializes in producing hand-crafted distilled spirits using historic recipes and ingredients of the 18th century.

The Company will conduct an equity crowdfund offering during the second quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable are recorded at amounts billed less an allowance for uncollectible amounts, if necessary. Management believes that all accounts are collectible and has, therefore, not established an allowance for doubtful accounts as of December 31, 2016. Accounts receivable consists primarily of trade accounts receivable. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. An allowance was not considered necessary at December 31, 2017.

Inventory

The Company carries inventory at historical cost.

Depreciation

Straight-line depreciation is used to depreciate property & equipment.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Virginia. The Company, with consent of its shareholder, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code and applicable provisions of state law. In lieu of corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements. The Company incurred net operating losses during tax years 2017 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. Taxes related to revenue-producing transactions are presented on a net basis.

The Company's federal tax filing for 2017 will be subject to review by the Internal Revenue Service until 2021. The Company's state tax filing will be subject to review by that State until 2021. Management has evaluated the effect of the guidance provided by accounting principles generally accepted in the United States of America on positions that could have a significant effect on the financial statements and determined the Company had no uncertain tax positions at December 31, 2017.

Revenue & Expenses

The Company uses the accrual method of accounting and, as such, recognizes income when earned and expenses when incurred.

Advertising & Marketing

Advertising costs are expensed as incurred.

NOTE C- RELATED PARTY TRANSACTIONS

The Company had a loan of approximately $586,262 from CEO, William Dodson, Jr., as of December 31, 2017. The total principal balance is due to be paid back on or before December 31, 2023. The related party loan does not accrue interest and is not subject to any terms.

The distillery also rents property from WYZJ JR, LLC, which is owned by William Dodson, Jr. See NOTE E- RENT for further details.

NOTE D- RIGHTS AND PRIVILEGES

As of December 31, 2017, William Dodson, Jr. is the sole shareholder of the Company. There are limited standard terms designated to the Company's stock, but more may be added in the future.

NOTE E- RENT

On January 1, 2017, the Company entered into an operating lease agreement to rent property from WYZJ Jr., LLC., a company owned by William Dodson, Jr. In relation to the lease terms, there are no contingent rental payments and approximately $1,564 of rent due each month for 36 months.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 6, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Eight Shires Distillery

Market: Craft Spirits

Product: Microdistillery producing handcrafted spirits using authentic 18th century Colonial America ingredients such as molasses and Indian corn

Company Highlights

Accolades

- Virginia Rum Distiller of The Year, New York International Spirits Competition, 2017[i]
- Yorktown Silver Rum
  - Silver Medal, New York International Spirits Competition, 2017[ii]
  - Gold Medal, Micro Liquor Spirits Competition, 2016[iii]
  - Gold Medal, Los Angeles International Spirits Competition, 2016[iv]
  - Bronze Medal, American Distilling Institute, 2016[v]
  - Silver Medal, Denver International Spirits Competition, 2016[vi]
- Jamestown Genever Gin
  - Best in Category and Gold Medal, American Distilling Institute, 2017[vii]
  - Triple Gold Medal, MicroLiquor Spirits Competition, 2016[viii]

PERKS

*You are investing in convertible debt in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks. Alcohol perks are redeemable at the Eight Shires Distillery or investors can request it to be delivered, in which case they must pay a shipping fee that will based on their state or country assuming that it is legal to ship to that destination.

$250+: Newsletter releases of upcoming events and comment line available to collaborate with the company on product development.

$500+: Invitation to the opening gala at Eight Shires new facility and all initial product releases, a special Eight Shires shot glass, and complementary pour whenever visiting Eight Shires distillery.

$1,000+: A signed, numbered bottle of any available spirit releases (except Jamestown Single Malt special release).

$5,000+: Club membership allowing exclusive access to purchase one of the initial numbered bottles of every new release, and 20% off any merchandise.

$10,000+: A signed bottle of Jamestown Single Malt special release (expected bottling year: 2019).

$50,000+: Invitation to join the annual corporate meetings and any new investor meetings. Private dinner provided prior to board meeting.

Opportunity

Williamsburg Distillery (doing business as Eight Shires Distillery) is a small craft distillery located in the Historic Triangle of Williamsburg, Virginia. Eight Shires' mission is to research, preserve, teach, and present the history of distillation from the Colonial American period (from the year 1600 to 1775). During the colonial period, distilling technology advanced substantially, creating new and more palatable craft spirits. Before products like rum and genever gin were developed, distilled spirits tasted more like moonshine. In addition, barrel aging during this period revolutionized the whiskey industry and paved the way for bourbon and scotch, spirits that would be developed only a few decades later.



Eight Shires spirits are handcrafted using historic recipes and ingredients of the 17th and 18th century. One of the oldest varieties of corn, Indian maize was introduced to early colonists by Native Americans. Indian maize also gives Eight Shires wheat style bourbon a unique maple background taste. The genever style gin reflects the whiskey and herbal profiles of the Dutch precursors to modern London Dry Gins. The distillery also utilizes 18th century-style molasses for its rums, producing a spirit that is more full-bodied than modern day rums.

Products


We the People
Eight Shires
COLONIALE DISTILLERY
GIN
GENEVER STYLE
WILLIAMSBURG, VIRGINIA
Eight Shires
COLONIALE DISTILLERY
GOLD RUM
WILLIAMSBURG, VIRGINIA
Eight Shires
COLONIALE DISTILLERY
SILVER RUM
WILLIAMSBURG, VIRGINIA

Genever Gin


Eight Shires
Coloniae Via Spiritus
GIN
GENEVER STYLE
Williamsburg, Virginia

Modern gins are essentially vodkas flavored with juniper and botanicals. Unlike modern gins, Eight Shires' Jamestown Genever Gin is whiskey based. Originally thought to have developed in Holland as an herbal medication,[ix] genever is the whiskey-based Dutch predecessor of gin. Its popularity rose when the Dutch King, William III, came to the throne in 1688 and later passed a law allowing distillation by anyone in England (and their colonies) as long as they used the domestic grain.[x] Eight Shires' Jamestown Genever Gin is unique because it uses heritage Indian corn as its base, just like colonial Americans did when they created the first corn whiskies. It features malty notes similar to whiskey with an herbal component common to gin. It is currently available at the distillery and as a special order in Virginia ABC stores.

Silver Rum


Eight Shires
Coloniae Via Spiritus
SILVER RUM
Williamsburg, Virginia

Modern rum is produced from sweet molasses or sugar and high ethanol engineered yeasts, creating a narrow flavor profile. Eight Shires Distillery uses full-bodied colonial-style molasses in its rum production. Inspired by William Rogers, a 1720s Yorktown bootlegger, Eight Shires' Silver Rum is made from period-style, organic, non-GMO sweet molasses. It is handcrafted just as it would have been made in 1720. It is currently available in Virginia ABC stores and at the distillery.

Gold Rum


Eight Shires
Coloniae Via Spiritus
GOLD RUM
Williamsburg, Virginia

Due to its superior taste relative to whiskey at the time, rum was king of the colonies before the Revolutionary War. Typically, it was made from molasses imported from the Caribbean. By 1770, the colonies had more than 140 rum distilleries, making about 4.8 million gallons annually.[xi] The Eight Shires Distillery Caribbean-style barrel-aged rum is unique because it uses 18th century-style molasses. Barrel aged, smooth and delicious, this is Eight Shire's owner's favorite spirit. Its first release sold out and the next release is anticipated for summer/fall 2018.

Future Releases:

- *Bourbon*: Corn was first documented in mash production in 1620 in by famed Colonist George Thorpe. It's believed that Thorpe distilled corn beer, making what would later become known as Bourbon whiskey.[xii] Eight Shires Distillery is using heritage Indian corn as its base for its American Colonial wheat-style bourbon. Its next batch is expected to be released in 2019. If demand repeats the initial release, there will only be enough for a distillery release for the first year.

- *Spiced Rum*: Many spices were discovered during the American Colonial period in the tropics of the Caribbean. Eight Shires Spiced Rum will feature a strong colonial spice blend and has a target release for summer 2018. This will be a limited volume release, with initially availability at the distillery, then as a special Virginia ABC release.

- *Period Rum*: Another special edition rum – made as it was back in the late 1600s/early 1700s – using period style molasses, distilled in period stills, and released in hand blown colonial style bottles. This will be available only at the distillery.

- *Thorpe's Original*: A reproduction of the grandfather of modern bourbon. Due in Spring 2018, this will be an unaged spirit. Availability will be limited to distillery and as a Virginia ABC special order.

- *Cordial*: Distilled spirits were called cordials in early colonial times. Eight Shires anticipates two limited releases per year, each with a different flavor. The first batch is expected in summer 2018 and will be available at the distillery and as a Virginia ABC special order.

- *Single Malt*: The initial release will a special release distilled in a reproduction of one of the first stills to be brought to Colonial America by famed colonist John Smith. The special release will be made from imported malt and – per an analysis by the Jamestown Rediscovery Foundation –the very first water believed to be drawn from a rediscovered Jamestown well dating from the early 17th century. Only 500 bottles in 2019 and 1,500 bottles in 2021 are planned to be released. Production following the special release will be with local well water. This will be a distillery release only and each special release bottle will cost a minimum of $800.

Use of Proceeds and Product Roadmap

Eight Shires intends to use proceeds from this raise to expand its operations and develop additional revenue streams. This includes building a more robust distilling space, expanding current distilling operations, and opening an associated tavern and whiskey tasting room. As the company finalizes its plans, the allocation of funds may shift as needed. The company has been evaluating potential sites for the expansion of distilling operations and the opening of a tavern and experience room. Provided the proper location is found, it is likely that Eight Shires will need to raise additional debt to fund such an expansion.



Business Model

Currently, Eight Shires can ship its spirits to Arkansas, Arizona, Colorado, Florida, Minnesota, Virginia, and Washington, D.C. Shipping costs a flat rate of $9.99 per order. The cost of each spirit is below:

- Genever Gin: $34.89
- Silver Rum: $28.99
- Gold Rum: $32.99

For $100, Eight Shires offers a lifetime membership, which includes perks such as first access to barrel releases and limited releases, private parties and tastings, and a 20% lifetime discount on all merchandise.

Eight Shires also offers six cocktails at its distillery, ranging from classics like rum and coke to cocktails with a colonial twist like the Wicked Maiden. The distillery is open Wednesdays, Fridays, and Saturdays from 1 p.m. to 8 p.m. Tours are free of charge and are accompanied with a sample spirit of choice.

Stone Fence $9
Ethan Allen's Battle Cry
Spiced Apple Cider / Silver Rum

❋ Rum and Coke $8
Columbus Never Knew A Cola Like This
Cola / Silver Rum

Wicked Maiden $11
The Governor's Choice
Orange and Pineapple Juice / Coconut Cream / Silver Rum or Gin

The Creamery $8
Savor Me Timber
Ice Cream / Silver Rum

Salem Smash $10
Party Like It's 1775
Simple Syrup / Fresh Mint / Gin

❋ Tonic $8
A Toast To Britannia's Health
Soda Water with Citrus / Gin

The Purist

Flight $12
Your choice of three
half ounce spirits

Taste $5
Your choice of one
half ounce spirit

❋ = modern drink



In 2017, Eight Shires generated $131,328 in revenue, up 39% year over year. Its best selling product by volume was Silver Rum due to its availability, but the Bourbon and Gold Rum, which were limited in production volume, exceed sales expectations and quickly sold out. Monthly sales steadily increased from January to August 2017, peaking at nearly $20,000 in revenue. The spike in revenue in August was due to the initial release the Bourbon. The second spike in October was due to the second release of the Bourbon to the waitlisted crowd and other end-of-release sales.



Note: monthly financials have not been audited or subject to financial review

In 2017, Eight Shires' operating expenses totaled $185,385, up from $160,941 in 2016. Payroll ($46,144) and general and administrative expenses ($43,436) were the largest budget items in 2017. In December 2017, the company logged a $16,917 depreciation expense associated with major equipment, which accounts for the sharp increase in monthly expenses in the chart below.



Note: monthly financials have not been audited or subject to financial review

In 2017, Eight Shires generated a net loss of $161,785, versus a net loss of $160,842 in 2016. As of February 2018, the company had $3,005 in cash assets. Net Income declined in September, November, and December as the company had sold out of its limited release bourbon in the preceding months (August and October).



Note: monthly financials have not been audited or subject to financial review

INDUSTRY AND MARKET ANALYSIS

Distilled spirits gained market share relative to beer for the eighth consecutive year in 2017. In 2017, suppliers reported that distilled spirits sales rose by 4% year over year, with total sales worth $26.2 billion. Total volume rose 2.6% to 226 million cases, up 5.8 million cases from the prior year. Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products – bottles that retail for at least $20.[xiii]



In 2017, vodka accounted for almost one-third of total spirits volume with 71.3 million cases sold. Total vodka sales generated $6.2 billion in revenue, up 3% year over year. American whiskey volume increased volume 6.4% to 23.2 million cases. Super premium American whiskey volumes increased 18.3% (to 2.4 million cases), while revenue jumped 18% year over year to $551 million. While overall volume for rum was down 0.4% year over year

(to 24.6 million cases), super premium rum sales increased 10.2% in 2017 (to 546,000 cases) and generated $140,000. Similarly, in 2017, overall gin sales were down 0.6% year over year (to 9.9 million cases), but super gin sales increased 11.2% (to 159,000 cases) and generated $28 million.[xiv]

Local distilleries have contributed to the overall growth in the distilled spirits market. In 2016, the craft spirits industry generated roughly $3 billion in retail sales, up 25% year over year. Overall volume reached nearly 6 million cases in 2016, up 18.5% from 2015. There were 1,589 active craft distillers in the U.S., as of August 2017, up 20.8% over the prior 12 months.[xv] The largest concentrations of distilleries were primarily in the West (mostly in California, Washington, and Colorado) and in the South (mostly in Texas). Investments in craft distillery expansion has also increased notably. As of August 2017, total year-to-date investments reached $593 million for craft distillery expansions, up 49% from the $398 million invested for all of 2016.[xvi]


Active Craft Distillers by State and Region
CRAFT SPIRITS DATA PROJECT
# of Active Craft Distillers by State and Region as of August 2017
32.7%
WEST
19.1%
MIDWEST
18.9%
NORTHEAST
29.3%
SOUTH
1,589 Total Distilleries
Sources: TTB, ACSA, ADI, State ABC Boards, State Guilds, Team Analyses
© 2017 park street
American CRAFT SPIRITS ASSOCIATION
IWSR

As of 2016, 92% of craft distillers were defined as small producers. Yet, because small distilleries produce a limited quantity of spirits – usually single batches at a time – they accounted for just 12.8% of the craft spirit cases sold. For these small distillers, generating revenue on premise (at the distillery) is especially important, as on-site sales make up 34% of their revenue on average. Of small craft producers' revenue, out-of-state sales account for less than 10% of total business sales.[xvii]


Craft Spirits Market Is Fairly Concentrated
CRAFT SPIRITS DATA PROJECT
# of Craft Distillers and Case Volumes by Producer Size, 2016
# of Producers, 9L Cases (000)
5,842
1,439
100%
6.3%
1.7%
Large producers
57.0%
92.0%
Medium producers
30.2%
Small producers
12.8%
Number of cases
Number of producers
▪ The U.S. Craft distilling market is fairly concentrated with nearly 2% of the producers being responsible for almost 60% of the cases
▪ 92.0% producers are classified as small producers. They are responsible for just 12.8% of the cases
Sources: TTB, Distiller Surveys, Team Analyses *Small: 0 - 5,258 9L Cases, Medium: 5,258 - 52,576 9L Cases, Large: 52,576 - 394,317 9L Cases
© 2017 park street
American CRAFT SPIRITS ASSOCIATION
IWSR

Virginia has had strict regulations on distilled spirits since Prohibition. For example, tastings at a craft distillery are limited to three ounces of liquor (either through half-ounce tastings or 1½-ounce cocktails) even though such limitations do not apply at breweries and wineries.[xviii] Also, craft distillers paid a larger percentage of sales to Virginia's ABC (Alcoholic Beverage Control) agency than that of breweries and wineries.[xix] Despite the restrictions, Virginia's distilled spirits industry has grown substantially. With 55 licensed distilleries operating in the state as of 2017 (up from 13 as of 2014), Virginia distilled spirits generated roughly $7.2 million in 2017, an increase of nearly $1 million from a year ago.[xx] Further, recent bills and legislation have begun to push back against restrictive regulations. In August 2016, Virginia ABC began allowing craft distilleries to directly sell to restaurants, bars, and other licensed purveyors.[xxi] Additionally, a new law that went into effect on July 1, 2017 allows craft distilleries to sell bottles at events licensed by the Virginia ABC Board as long as the purpose of the event is to educate consumers about the spirits.[xxii]

COMPETITORS

In addition to competing against the major distributors of spirits in the U.S. (e.g. Diageo, Beam Suntory, Bacardi Limited, Pernod Ricard, etc.), Eight Shires directly competes with several Virginia-based distillers:

Copper Fox Distillery: Founded 2005, Copper Fox is a distillery that primarily produces American whiskey in Sperryville, Virginia. In 2016, it opened a second distillery in Williamsburg, Virginia. It produces single malt whiskies and ryes as well as gin. Prices range from $26.99 to $89.99 per bottle.[xxiii]

Ironclad Distillery: Founded in 2014, Ironclad is a craft distillery located in Newport News, Virginia. It produces small-batch Virginia bourbon made from local ingredients. A bottle of bourbon (375ML) costs $38.69. [xxiv] Ironclad plans to add additional products, including Straight Bourbon, Ericsson's New Make Whiskey, and bourbon finished in maple syrup casks.[xxv]

Blue Sky Distillery: Founded in 2016, Blue Sky Distillery is a microdistillery based in Carrollton, Virginia, with production operations located in Smithfield, Virginia. It released DOG STAR Vodka in July 2017 and BLACKBEARD'S POINT Premium Silver Rum in October 2017. The Dog Star Vodka sells for $23.79[xxvi] and the Blackbeard's Point Premium Silver Rum sells for $24.79.[xxvii]

Great Dismal Distillery: Founded in 2008, Great Dismal Distillery is located in Norfolk, Virginia. It produces Silverfox spirits, including Silverfox Vodka, Bourbon, and White Rum. Silverfox Vodka and Silverfox White Rum are available at 100 Virginia ABC stores, while Silverfox Bourbon is a special-order item available only in select ABC stores.[xxviii] Silver Fox Vodka is available for $17.99, Silver Fox Rum is available for $16.99.[xxix]

Dead Reckoning Distillery: Founded in 2017, Dead Reckoning Distillery is craft rum producer in Norfolk, Virginia. It produces Tidewater Rum – a medium bodied small-batch silver rum – in a handmade still. Tidewater Rum is available to purchase at select Virginia ABC stores for $24.99.[xxx]

Chesapeake Bay Distillery: Founded in 2005, Chesapeake Bay Distillery is a craft distillery located in Virginia Beach, Virginia. It produces Blue Ridge Vodka, Chick's Beach Rum, and Ghost Pepper Flavored Vodka. The Blue Ridge Vodka and Ghost Pepper Flavored Vodka are currently available through Virginia ABC stores and cost $21.99 and $19.99 per bottle, respectively.[xxxi]



Dr. Bill Dodson, Founder: Dr. Dodson has had a creative and eclectic past, which has allowed him to develop a technical background, love of history, and a passion to distill fabulous tasting spirits. Following in his father's footsteps, he has been providing care for dental health in Suffolk and Newport News as an endodontist for over 16 years. Dr. Dodson attended the University of Florida for his dental degree and completed his post-doctorate in Endodontics at New York University. Prior to dentistry, he worked as an Aerospace Engineer for Hughes Aircraft and Pratt & Whitney. He has participated in numerous medical/dental missions efforts in Haiti, Panama, and Dominican Republic, as well as local projects such as Virginia's Mission of Mercy (MOM). Dr. Dodson holds degrees in Mathematics, Psychology, Aerospace Engineering, and Dentistry, as well as an advanced certificate in Endodontics.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $1.2 million
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of A) a 20% discount to the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the price per share based on a $1.2 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

[i] https://nyispiritscompetition.com/2017-winners/

[ii] Ibid

[iii] http://nebula.wsimg.com/d2739e9227ca85ffe3982f656939218e?AccessKeyId=D8D5D74F8706D70A14AC&disposition=0&alloworigin=1

[iv] http://fairplex.com/docs/default-source/competitions/spirits/2016/gold-medal-awards.pdf?sfvrsn=2

[v] http://www.distilling.com/events/judging/awards/adi-spirit-competition-2016-results/

[vi] http://www.denverspiritscomp.com/assets/2016disc_win_web-.pdf

[vii] http://distilling.com/events/judging/awards/

[viii] http://nebula.wsimg.com/d2739e9227ca85ffe3982f656939218e?AccessKeyId=D8D5D74F8706D70A14AC&disposition=0&alloworigin=1

[ix] http://drinks.seriouseats.com/2012/06/serious-eats-guide-to-genever-what-is-jenever-history-production-bols.html

[x] http://www.independent.co.uk/life-style/food-and-drink/features/genever-invention-the-rich-and-malty-ancient-spirit-is-making-a-comeback-9113137.html

[xi] http://www.history.org/foundation/journal/holiday07/drink.cfm

[xii] https://www.revolvy.com/main/index.php?s=George%20Thorpe%20(Virginia%20colonist)

[xiii] http://www.discus.org/distilled-spirits-council-reports-record-spirits-sales/?CategoryId=2

[xiv] https://www.distilledspirits.org/wp-content/uploads/2018/03/Economic_Briefing_Support_Tables_-_2017.pdf

[xv] http://www.americancraftspirits.org/2017/10/24/craft-spirits-producers-sold-nearly-6-million-cases-last-year-alone/

[xvi] http://www.americancraftspirits.org/wp-content/uploads/2017/10/2017-Craft-Spirits-Data-Project.pdf

[xvii] http://www.americancraftspirits.org/wp-content/uploads/2017/10/2017-Craft-Spirits-Data-Project.pdf

[xviii] http://reason.com/blog/2018/01/30/booze-equality-bill-inches-forward-for-v

[xix] http://www.dailypress.com/business/dp-virginia-liquor-20160216-story.html

[xx] http://www.roanoke.com/business/virginia-distilleries-make-an-impact-on-liquor-sales/article_26affabf-b938-511a-b769-7af371b60078.html

[xxi] https://catoctincreekdistilling.com/news/51-press-releases/1257-press-release-virginia-abc-approves-direct-sales-to-restaurants

xxii https://www.abc.virginia.gov/enforcement/virginia-codes-and-regulations/legislative-update
xxiii http://www.pstreetwines.com/index.php?id_supplier=240&controller=supplier
xxiv https://www.abc.virginia.gov/products/bourbon/ironclad-bourbon#/product?productSize=0
xxv https://www.ironcladdistillery.com/bourbon-whiskey
xxvi https://www.abc.virginia.gov/products/vodka/dog-star-vodka#/product?product&productSize=0
xxvii https://www.abc.virginia.gov/products/rum/blackbeards-point-rum#/product?productSize=0
xxviii http://www.silverfoxspiritsva.com/index.php/stores
xxix https://www.abc.virginia.gov/search-results#/search?q%3Dsilver%2520fox%26f:result-type%3D%5BProduct%5D
xxx https://www.abc.virginia.gov/products/rum/tidewater-rum#/product?productSize=0
xxxi https://www.abc.virginia.gov/products/virginia-products/virginia-distilleries/chesapeake-bay

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Williamsburg Distillery Inc. (a/k/a Eight Shires)
7218 Merrimac Trail, Unit C
Williamsburg, VA 23185

Ladies and Gentlemen:

The undersigned understands that Williamsburg Distillery, Inc., a Stock Corporation organized under the laws of Virignia (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated April 10, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on June 4, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of Virginia, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Virginia, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Virginia, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	7218 Merrimac Trail, Unit C Williamsburg, VA 23185 Attention: William Dodson Jr.
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Williamsburg Distillery Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Williamsburg Distillery

CROWD NOTE

FOR VALUE RECEIVED, Williamsburg Distillery, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section2.

The "**Valuation Cap**" is $1.2 million.

The "**Discount**" is 20.0%.

The "**Offering End Date**" is June 4, 2018.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.   **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii.   Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

4

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or SI Securities, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Virginia as applied to other instruments made by Virginia residents to be performed entirely within the Virginia, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Virginia unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Video Transcript

William Dodson (Founder, 8 Shires): Hi I'm Bill Dodson from Eight Shires Coloniale American Distillery in Williamsburg, Virginia.

Bill: We originally started out as part of Blackbeard's Crew and one of the members told us that they didn't have a period rum. Pirates love rum as you know, from Hollywood – it's kind of advanced that notion. So, being interested in a distillery we decided that a period or theme to a distillery might be worthwhile and we started researching and found out that nobody was covering Colonial American distillation history.

Non-audio text (00:47): Eight Shires Coloniale American Distillery's mission is to research, preserve, and teach the history of distillation from the Colonial American period.

Bill: And we try to make it our theme to cover the period of American distillation from 1620 to 1775. There's another sister distillery at Mount Vernon that's covering the period of 1776 forward.

Bill: The gentleman that worked for George Washington as a wheelwright also made stills and we're having a reproduction of one of his stills made.

Non-audio text (01:12): Distillation technology changed dramatically during the colonial period, allowing for more purity in alcohol.

Bill: Well the unique thing about it is that the original patterns and the original tools were kept so we're able to actually use those original patterns to create two Colonial style stills that we will be using in our distillation. So we want people to be able to come into Colonial Williamsburg and say I want a Colonial drink. We want to be able to, the local restaurants, to serve it to them. To provide a drink as it was done back then.

Non-audio text (01:39): Eight Shires Coloniale American Distillery works with local farmers to source their heritage American Indian Maize for use in their bourbon and Genever Gin.

Bill: So, we're not only researching the stills, the grains, we're researching the drinks so they can add to the experience. We want them to walk away and say, "I experienced it, I know what happened back then." We can serve up a little bit of history in a glass.

EXHIBIT F
Webinar Transcript

Roberto Gutierrez :   All right. Well if we're ready to go, this is Bill Dodson, CEO and founder of Eight Shires Distillery. Hey Bill. How's it going? And he is going to tell you about Eight Shires, a bit of the story. And if you have questions, feel free to put them down in the chat area below. We'll get to them at the end of the presentation. And we're all ready to go. Bill, go ahead, take it away, man.

Bill Dodson: Hi, I'm Bill Dodson, founder of Eight Shires Coloniale Distillery. We're here in Williamsburg, Virginia today. The Jamestown, Yorktown, Williamsburg area to talk with you about what we're trying to do with some historical colonial spirits. If you're looking through the papers, there's a legal notice, you can read it when you have a chance or tonight. I use it for my insomnia. It helps out a lot.

On the next slide, there's a slide titled A Colonial American Distillery and that's what we are trying to do. We started to, we decided we were going to make a distillery one day and we were looking at well what theme could we do and we realized that Colonial Williamsburg and Colonial Jamestown didn't have a distillery and it seemed like a great opportunity. The more we got into it the more we loved it and the more we've been researching it.

It started out, I was part of a local crew called Blackbeard's Crew, the official Blackbeard's Crew and one day one of them looked at me and said we don't have a period rum. And starting the distillery I said hmm, I can do that and we kind of kicked off our first line of products with a 1700s style rum which took quite a bit of research to get going. I'll tell you about that in a few minutes.

Our mission statement, if you look at that slide, is to research, preserve, teach and present the history of distillation from the Colonial period from 1600 to 1775. And locking that in there's another distillery at Mount Vernon that locks in the period just after us and they do some exciting stuff there. We'd love to be sister distilleries. I think we're going to work up that agreement real soon.

Right now we're kind of growing so fast we started out in an old warehouse and we're growing so fast that we'd like to have more space and more facilities and places to actually store barrels. We're putting it up as fast as it can be consumed here. I'll tell you more about that in a minute, too.

So as we are researching each of these processes, we're researching the grains, the barrels, the stills, all the methods that went into it, we're trying to incorporate them as we can but the history of distillation wasn't well kept in America. So we only have bits and pieces of it and we and an organization called DISCUS, which is a national organization seems to be the only ones researching it, trying to pull the facts together. What is facts and what is claims? There are many claims out there from other distillers that can't be documented. They are word-of-mouth handed down and it's difficult to say what was real and what isn't and we're trying to say well what was fact and what can we actually reproduce from the period.

I felt qualified to do it. I've done a lot of work, the science on the next slide Meet the Distiller, that's me, there's a little about my bio in there. I've been an aerospace engineer, a dentist, an endodontist which is root canals. Too many degrees. My wife says if I go back to college that I'll need a law degree to handle the divorce so plenty of degrees in there to handle all the stuff that's come along. But of all the career changes that I've been through, one of the things that my dad said to me is that if you go back into medicine, which I ended up doing, he said retire while you're still young enough to do good for your patients and have something to do. I figured playing checkers and making whiskey would be pretty fun when you're seventy years old with a walker, sitting around the house, something fun to do.

On the next slide there's product. We have done a lot of research. We started out researching even down to the grains that were used at the time. When I got the first shipment of corn in, I looked at it and I said, oh we can't use that and my whole crew looked at me and said why? And because we had a few thousand pounds that were shipped in that day, about three thousand pounds and I said well there's a company called Monsanto that we need to get out of that corn before we can use it. We realized right from the kickstart that we really had to delve into the research.

So we researched corn. We finally found a local farmer to raise us some Indian corn. We found some seed and we've been raising Indian corn ever since. The same thing happened when we got our first batch of molasses and we looked at it and said we can't use this, it isn't the original cut that they used back then. And each day that we go in and do a little more research we find these little pieces of information. It's been really quirky because once we started into it and found ourselves as people doing genuine research in this area, we had people just start walking in the door to bring us stuff. It was kinda neat.

We had a Mr. Eisenhower walk in one day whose great great great great grandfather was a wheelwright for the Whiskey Rebellion for George Washington. He also made stills so Mr. Eisenhower the younger kept the patterns, the tools, and he brought them to the shop one day and he said I have the patterns and the tools from these stills from 1750 and 1790. I said great, maybe I can find somebody to make a reproduction of them. He said well I'm a coppersmith. I said you're my new best friend! So we've been great friends ever since. He's made us some reproductions of the 1750 still and a reproduction of the still at Mount Vernon since the late 1790s.

We've gone further back. We've found people that have researched the stills going back through other periods but they haven't been published yet so we had a lady researcher here from one of the local plantations who found some clay stills that were by the early settlers in the 1630's. Even more fun than that was Jamestown Archeology, Jamestown Rediscovery walked into us one day and said we found the first still in America. I said you're kidding me, I thought it would take us maybe my lifetime to find this because that was our Holy Grail, our ultimate goal was to research to find out what was the earliest stills. I said

can I see it sometimes and they said well we've got pieces of it and I said pieces of what? They said of the still and I said how can you have pieces of it? They were copper and he said no, the first ones that came out were glass and they started researching and sure enough. John Smith and the first crew had brought over five glass stills which they found and later on in our presentation you'll see, David Givens the archeologist pulling pieces of one of those stills out of the ground of the excavation they're doing now on the church down in Jamestown from the grave sites down there.

We were able to put some of the pieces together and create a reproduction. We have five reproduction stills from 1609. I'll tell you more about those in a moment. I just wanted to point out just how much in depth of research that we're doing and how genuine we're supposed to be. I'm going to tell you more about that.

What's interesting about whiskey is we discovered that back in the 1600's a lot of people think that whiskey was always whiskey. It wasn't. It first started out in the 1600's, well earlier than that in the 1400's it was considered medicine on the European continent. It tasted so bad because they kept all of the parts of it in there, just much like moonshine is made today. They kept all the parts in there, they didn't know to cut some of the parts out. It never really progressed until the Dutch discovered that one of the medicines made from juniper or yuneva could be used as a medicine for arthritis. The drink tasted so very good though, that the populous became much enamored with it and it crashed the economy of Holland. The drink now we know of as gin, but it was one of the first drinks that transitioned from the medicines over into hey, let's drink this for enjoyment.

Other ones were discovered after that and the science quickly progressed into the early 1600s where it started to make a transition about the time of Jamestown from just medicines to things people drank. By 1775 by the Revolution as we all know it was very popular to distill the American Whiskeys. It took a while to get there. About the same time King William, was King of Holland, he brought gin over to England. William and Mary, which is our local heritage here at Williamsburg brought gin over to England and it became so popular there that they again crashed the economy there.

Gin then came over on the ships to America and they started making it here out of corn and quickly transported the corn back to Holland to make the gin back in Holland. That was an ironic circle. About the same time though, in Barbados, a distiller discovered that the plantation workers were making a wine out of the leftover molasses from the sugar production. Well if you can make wine out of it, I can distill it and he started distilling it and rum was born and as you know, became a very popular product, the most popular distilled spirit at the time. They started trying to ship it back to England but couldn't get it back there because they couldn't get it past the lushes in America who bought every single drop of it , so they started shipping it quickly back and forth, back and forth. They found the Americans would pay even more if it was aged in a barrel.

So lots of people think of scotch as a very old whiskey but they didn't have barreling aging technology at the time. That aging technology of the scotch didn't get there until the 1850's. This work started out in the 16-1700's. Many years before scotch as we know it was born. The barreling technology got applied to rum, then the Americans paid more for it. They transferred it over to be applied to corn whiskey here in America. We now know it as moonshine but when it's aged in a barrel we now know it as bourbon, a neat little product.

We've been able to get some endorsements because we're creating these period products from some local reenactment crews who like to have authentic or original period spirits for their reenactments. We've been able to secure some agreements that we're finalizing now with Blackbeard's Crew, the HMS Otter, and some other crews that we're negotiating on.

Our products that we have currently available on the shelf are Genever Gin, Gold Rum that we just talked about, and the Silver Rum on our shelf. We're excited that those are very period. The gin originally was a whiskey gin. The gin you buy out of the store now, called London Dry Gin is made from vodka base flavored with juniper or yuneva. Two completely different products. A lot of people aren't familiar with the ole yuneva gin and that's the one that we're producing.

One product that we brought online for just a short run just to see if we could do it was bourbon. We did a very short run of that and it turned out so well that it sold out shortly after we satisfied the waiting list for it. We put a premium price on it around $9 and within a month or two it was gone. We were very pleased with it and if you look at the bourbon sheet that you have on your presentation you'll see a couple of spikes in there. The first spike for when we first released the bourbon and a second spike for when we got done with the waiting list and we released it to the public and it was gone. We were very happy with those two little spikes in our sales and confident that when we are able to mass produce the product and get it out on the shelves that it should create some other spikes in our sales.

Next product is single malt. The exciting thing about the single malt is when Jamestown came to us and said they found the first still, they also gave us the only ten gallons that's ever been recovered from the Jamestown well from the early 600s. They collected the water, they didn't know what to do with it and I walked in, they said we don't know what to do with this water. I said I do. They gave us the only ten gallons of water. We're using that to create a single-run, two thousand bottles that we're going to release over the next couple of years, mostly for a fundraiser for more research down at Jamestown so we can get more into the research to find out how these first distilled spirits were made. The only reference that we have right now is one reference that said John Smith gave medicine, distilled spirits, aqua vitae. The water of life translates [inaudible 00:12:26] whiskey is the English translation of it. He gave it to the Indians who asphyxiated in prison and it revived them but then they had to deal with drunk Indians for the rest of the day.

If you look at that picture, that's David Givens from Jamestown Rediscovery actually recovering a new piece of one of the glass stills from one of the excavations that they're doing. We're taking this glass still that Jamestown showed us the pieces and made the reproductions, we're importing a single malt from [inaudible 00:12:59] from England, just like John Smith brought over. His first batch went bad. They had to wait for the second shipment to come over before they could actually make a brew.

We're going to use the water, the stills and we are actually creating. We have a lady, a local historian whose world known for authenticating bottles, so we're having some period bottles made to put the whiskey in. We're going to bring this all together and release a small release. We're going to have another release after that that won't have the Jamestown water in it, of the same product that'll come out. So we'll have fifteen hundred bottles of this single release at about $800 a bottle if people are wondering to help with the fundraising for the archeological research. We are keeping some back though, for dignitaries that come into the area. It's going to be very limited supply.

We're preparing a whole bunch of other products too, if you look at the next slide for Future Products that we're working on. Trying to stay period. We have a spiced rum coming out and we had to go back and research all the spices that were available to period. It's amazing how many spices were discovered in the New World and the Caribbean and South America and America. One of the first spices that became a very large export of America was sassafras. Most people think it was growing wild in the yard and making sassafras tea but when it was discovered it was the number one spice export to India during the early 1600s. As you know, tobacco, rum, sugar and sassafras were some of the big traded items at the time.

These products that we're going to be bringing out are a period rum. The two productions that Mr. Eisenhower made for us, the 1750 and the 1790s still, we'll be using those to create a flue outside to [inaudible 00:14:48] those stills. We'll actually be doing it over wood. Wood is a period product so we'll have period products, period ingredients going in and some period bottles to release these in for a 1700's rum for reenactment crews. Most we have exotic pirate reenactment crews which act around the year 1700.

We're doing a Thorpe's Original, Mr. Reverend George Thorpe, one of the characters that I reenact was the first person document to discover how to malt corn at a Berkley Plantation here. The product later was known as corn beer, they distilled it and created the first corn liquor and when that was aged it became known as the first bourbon. So the origins of bourbon actually lie, not the bourbon itself, but the origins for it, the roots of it, lie here in Charles City.

We're going to create an original where people can age their own if they like. The original Berkley Plantation style of corn liquor from the time. We're creating a cordial. The first cordial coming out will be a sassafras-flavored cordial. Some people are wondering if we were going to have a season product. Yes, we will.

It'll rotate, it'll be at least twice a year where we're going to create cordials. A lot of people don't know cordial, the word, the roots are French, it means medicine. Cordial and liqueur actually means medicine. A lot of people didn't know that. So the first one out will be sassafras and then we'll have some other flavors coming along that will be period flavors as the years go along.

What we are hoping to create is that spike that you saw in sales from bourbon. We're also interviewing and negotiating with some national distributors right now. There's one distributor in particular looking to specialize in the specialty. We'd like to open up other Colonial markets first, like Philadelphia, and New York, and Boston, after we've conquered and settled the market here in Jamestown and Williamsburg.

Lastly, our tasting room, we have a small tasting room right now where people can come in if you're here in town and you've invested, please come in and say Hi. Tell me who you are. Saturdays are especially welcoming, I can be there and give you a personal tour, if you'd like, talk to you about the history of whiskey. If you have any research, please bring it in! We're excited about adding more to what we know and what documentation we can to the history of how distilled spirits developed in America. We'd like to expand that tasting room and we're looking at some other ways of creating a more immersive experience for the tourists and the people around who'd like to know just how whiskey and distilled spirits evolved in America.

If you're ready, I'm ready for some questions!

Roberto Gutierrez :   Thanks! Thank you Bill, that was awesome. Yeah, you did a fabulous job of covering many of the questions I had. I saw some people come in a little bit late to the webinar so if you don't mind starting with a couple of questions. Can you tell us a little bit again, re-tell a little bit of the story about the Jamestown well water and in particular how many potential bottles of that are there and what the going rate for that would be?

Bill Dodson: The original still, they started pieces of the original still, they didn't know what they were for years down in Jamestown and finally one of the researchers came across the picture of a small glass still and said I know what these pieces go to and they were able to piece together so far, five glass stills that were brought over and preserved. It was interesting because the still is about this size and they would use it to one day separate metals and do scientific research or separate chemicals and the next day they would use it to make the medicines. They would distill the leftover beer, or where they were going to make spirits in that same still so there was a lot of cross contamination that they weren't aware of at the time. We're not planning on doing that, we're planning on using it just for distilled spirits and making some period medicines like they would have made back at the time.

When they discovered this and they found that we were researching to find the original they made the connection, came over and said hi. We went over, did

some measurements on the still and had five reproductions made of the stills. They weren't cheap to have these stills blown. The blower told me that if we had more made he's going to charge us about $2000 apiece.

While I was there they said we have ten gallons from the bottom of the only well that we ever recovered water from. I don't know how many wells that they've opened up but the wells at the time when they were done with them they were used for trash. They excavated all the trash and got ten gallons of water out of it, out of the bottom. Had the water analyzed and determined that it was potable, it was actually drinkable. They had a complete water analysis they did down there of the chemical balance of what the water had in it. They gave the ten gallons of water to us so we are the exclusive owners. I've got the water. We will take that water and spread it out over two thousand small bottles.

The bottles will each be in a medicine bottle very similar to this one, if not this same exact one. It was a medicine bottle at the time. Whiskey had not transitioned into the drink that we know today yet so we're going to issue it under the label of a period medicine. Again an interesting spirit to see on the shelf. There'll be twenty-two thousand bottles available. There's five hundred of them coming out a year from April because we're having a special reenactment here. We'll be having a lot of dignitaries here.

They'll be in these hand-blown bottles. We're looking at period sealing period corking period ties at the time. Trying to be as period as we can under modern standards. There's some difficulties dealing with the government as you know. A couple things they wouldn't let us have. They wouldn't let us have an open flame back in the warehouse room where the alcohol is, something about an explosion or something. We have to negotiate around that. There is some other...If you come for a tour I'll be glad to fill you in on some of the special details. I don't want to give all the secrets away here. This bottle will be available for we think about $800 apiece. There's only one round, there's only two thousand bottles, the only release it's going to have with that original water in it. Am I tackling the questions sufficiently?

Roberto Gutierrez :   Yes, that's perfect. That's one of my favorite stories. I've heard them a very long time. I really appreciate what you guys are doing. It's incredible! The next one is a question about revenue starting in August seems to have some peculiar happening where it goes up and down, then up and down. If you don't mind just diving into that a little bit and explaining what that less than normal looking curve is about.

Bill Dodson: Yes, our revenues we're slowly turning upward with just the two products we have on the shelf, the Silver Rum and the Gin, waiting for the other products to go online. Well we'd done a very small batch of bourbon and aged it in some smaller barrels so we could get to it early and the stuff just came out fantastic. When we opened the barrels, the whole room was filled with a maple flavor and we had no idea where did this maple flavor come from. We'd never heard of

maple flavor and it filled the room. People were in the tasting room, came back and said what is that smell, that wonderful smell? We were so impressed we bottled it as quick as we could and got it out so we could test it.

We had a little under two hundred bottles, I think, that we made and we had a waiting list for it of people who said that they would pay ninety bucks a bottle for it. We called all that list back, everybody got their bottle and we had couple bottles left over. The first spike was the waiting list and the second spike was as we got through the waiting list we said well we want to make sure we got everyone on the waiting list. When we got through, we released it to the public and the last couple of bottles sold out at $90 a bottle and it was amazing! We're hoping the next batches all come out. We're thinking it has a little bit to do with using the old Indian corn. The old Indian corn doesn't have as much carbohydrates in it, the yield, the ratio of that to the shell is quite low. The yield is dramatically lower, expenses for creating this are quite high because we're trying to stay colonial.

We're not trying to use any of the enzymes, any of the products that we use we actually only use malted barley to malt the corn. Modern day distillers all use enzymes. All the guys don't want any of that stuff in the shop. We want to be strictly as colonial as we can be.

Roberto Gutierrez :   Amazing! So I have two questions from the crowd. The first one here is how did you find all of your period stills and equipment? You touched on a little bit of them being hand blown but there is other equipment as well. Do you mind elaborating on that?

Bill Dodson: It's been hard. As we said at the beginning of the seminar there's not a lot of research out there that covers these periods that says what was used. If you some, please bring it in! We'd love to integrate it. We have some people waiting around to help us write a little book on the history of like I said the organization DISCUS is working. They have a little history online that kind of goes through some of it. We're trying to make sure all of that's accurate. I can tell you the pieces that we have. We don't have all of it! So again if you have it bring it! We'd love to see it!

The pieces that we do have are the Jamestown, the glass stills that came over with John Smith and they used them like I said to do scientific research and to make medicines for the people. They would make, they knew that if they distilled the beer they got this aqua vitae, the water of life, out that they could soak certain plants into it and make medicine. You can read up about John Smith and a couple of the other settlers were quite fanatic scientists and had some secret brews of their own for medicines, some of them even incorporated leftover parts from animals that they would put in there to create their secret medicine that there were things for.

The next step that we found was among the plantation shortly thereafter in the 1630s. Michelle Erickson had unearthed them and uncovered, I want to say was

it Miller's 100, look through there and see what...No it's not in the presentation, its in my notes. Let me get that for you in the notes in a minute. There was some clay stills found that were used in the home shortly after that but the copper stills that were used in Europe at the time. They had stills in Europe at the time, they were a little more advanced but had not been brought over to America by that time. Martins 100, I'm sorry. It's in the 1630s. Michelle Erickson. Martins 100. They found some clay stills. We then don't have any more research available, any more work available.

Then we jump to 1750 and we have the patterns that Mr. Eisenhower'd had. It was a design that he had personally designed. It's very different, it's an inside still or what they call a bottom still as opposed to a top still. The next one we have after that is the one they use at Mount Vernon which is not well documented at all. I hear they found a period still, they don't know exactly which still was used in the stills at Mount Vernon. They have a pretty good idea of the size and the shape from some of the documentation but not the fine details of what went into it. So it could have been straight, it could have been tapered a little bit, we don't know the exact shape of the one at Mount Vernon right now.

The period after that is covered by some other people. The technology advanced very, very quickly after that. But we are trying to cover the period up to 1775 is where we are stopping.

Roberto Gutierrez :	It sounds like you have some fans out there asking if you have a list of items you are in search of. Sounds like you have people who are willing to help you find them so maybe we can put that up somewhere too.
Bill Dodson:	Yes! If you have anything, write me directly. Come by the shop. We do have the stills on display. The clay still is supposed to arrive, it could have been in today's mail or tomorrow's mail, we're not sure. We had a gentleman in Utah who does reproductions make it. Michelle Erickson, the archeologist is going to make our next one as an exact reproduction to the one from the Martins 100. Yes we will welcome, bring anything you can because the research is hard.
Roberto Gutierrez :	Thank you, so the next question I had was about you mentioned earlier that sales jumped from eight per month to twenty per month. Can you give me a scale on that? Was is a thousand, twenty thousand units, what were we talking about?
Bill Dodson:	I think it was about eight thousand dollars a month in sales. With just a couple hundred bottles...yeah about eight thousand dollars a month we were seeing in just the store sales. We have other retail revenue outlets but we saw just those sales inside the store jump from about eight thousand dollars a month up to about twenty thousand dollars a month just with the spikes from the little under two hundred bottles that we had of the ninety dollar bourbon that we had. We're having similar product releases with the single malt and more bourbon coming online around Christmastime, we hope but we have to inspect every

barrel and see is it sufficient quality to actually release the product. So we expect our revenues to jump proportionally, if one product can take us up to about twenty thousand dollars a month, we are confident on the other six products after that to contribute quite nicely to our retail income. Then we expect more revenue jumps as we can get into more of the local venues and then out to some of the other colonial venues through some national distribution.

Roberto Gutierrez :   Sort of as a follow up to the venues and...sorry a follow up to the distribution and venues...Can you talk a little bit about the customer you identified as your ideal to put your, who you're really tailoring to?

Bill Dodson: People who like whiskey! [laughs] Not all the people who like this like to have a little piece of history. So we've got a couple of products out there that are tailored to different customers. The one product, the collectible product is to the collector's market, the people who would like to collect something that is never going to be available again. We're a specialty market for those collectors. For those people that are a little into history they'll be some products that we'll make using the period ingredients but water from the local venue but all of the other period ingredients including the period bottles, period grain and period stills.

Then for those people who like to taste just the recipe from the period, we have a third product line that is in regular bottle about like you can get in the liquor store. It'll have the same ingredients that would be done in a modern still but using a colonial method through that still so we'll have a third product that is for the person who says I just want to taste. What did it taste like back then? And it will be the same product in the bottle and they can come in and try or buy in their local stores, buy in the local restaurants and say especially when they come in to the Colonial area and they're researching locally they can say I want to drink something like what they drank back then. Then we can supply that drink to them and say hey this is a period drink like our ancestors drank.

Roberto Gutierrez :   Okay so another here is along with your customer, what is your ideal investor? Who is that person?

Bill Dodson: Our ideal investor is somebody who wants to participate in the business. We are having a blast with people coming in who just go "Wow!" at some of the equipment. Right now we're in the back of a warehouse and we'd love to get into a different venue where we could meet people who are interested in it. So the investor can be anybody. I have a number of friends who are interested who are like, I want a piece of the action. Well I would love for you to come by the meeting, dispense with us, help us with the distribution, the idea is because it is such a unique product for people walking in the door we've had the luck of some very unique, elite clientele come in the door with some very nice advice on what we can do with the product.

A couple of people are on the waiting list for some of our products. So I can't share names, I'm sorry. It can be anybody who's wanting to just say I want to invest a hundred dollars, anybody who would like to invest up to fifty thousand dollars or say I want to help you run the place and come in and participate. Weekends, we'd love to have people in to participate to help us with the distillations. [inaudible 00:31:52] We've done classes in the past to help people say this is how it's made, this is how it's done if you want to learn a little bit about it. Please come.

Roberto Gutierrez :   That's fantastic. Thank you! One of the questions here is what states are you authorized to ship to?

Bill Dodson: Oh I didn't bring the list. We have six states that we can ship to now. Virginia, Florida, I can't think of the names off the top of my head. It's available. Actually its online, on the web site. So if you go online to our web site 8shires.com. It's the number eight, the word shires.com. If you type in e-I-g-h-t, it'll get you right to it. You can go online there and see the six states that we can ship out to now. We're hoping to get about twenty more states online next year and the company that we're negotiating with now foresees getting up to thirty-four within a year or two. Thirty-four states that we can distribute to. And we are hoping to go nationwide within five years.

Roberto Gutierrez :   So that impression from earlier about the documentation, what kind of documentation you mentioned you found and that was in reference in to how the whiskeys were distilled?

Bill Dodson: It depends on which period you're talking about. For instance, the spirits with John Smith are, the actual documentation is available out at Jamestown. The [inaudible 00:33:47] are available in the Martins 100 book if you go online and pull up Martins 100, you can see the actual stills on the cover of the book that they published on that. It was actually used for wives for distillation. Believed it or not, most of the period in the early to mid 1600s distillation was done at home by the women, not by the men. The women carried the craft forward through the household work that they did and whenever they needed alcohol for medicines or for beer, if the beer was going bad they would distill it to salvage it. In the later years it transitioned to become a drink. Documentation that we have from Mr. Eisenhower is simply that he has notes from his ancestor and the documentation that shows that his family was wheelwright and coppersmiths from the period.

So that's why I said from the beginning this is hard research. There isn't a lot there. There's a lot of claims to be made out there that we've found aren't true. The challenging some of this documentation is exactly what we're hoping to do. One of the ones we challenged was bourbon actually made at Buckley Plantation and we could go back into the documentation and you could see that it's a little sketchy but they made the first corn brew which then we knew that Mr. Reverend George Thorpe was also a distiller. The documentation doesn't show that he distilled it. Buckley makes the claim that bourbon originated at

Buckley Plantation. Well, if you look at the documentation, no only a corn brew which was later discovered could be distilled was the extra facts behind that.

One of the other big claims that hasn't been proven yet was that Elijah Craig was the first one to age corn whiskey in a barrel. There's no documentation. It's simply a hand-me-down story through the family. So we're looking for some documentation, some evidence. There's also the name Bourbon. Bourbon County which was originally part of Virginia before Kentucky was formed, claims to have the rights to the name that was named after rum but also Bourbon Street because it was shipped down to Mississippi, claims the rights too. But again there's no documentation so we're searching for this documentation and if anybody in the audience has any, please come forward. Some of it is believe or not we believe is hidden in somebody's attic. A bottle, a label, some hand-me-down notes from a diary. We'd love to see whatever we can to kind of put the facts together to show how the history developed.

Roberto Gutierrez :   That's awesome. And then another here is do you have an exclusive source for your old Indian corn?

Bill Dodson: At the point, no we don't. We have two farmers locally that depends on how the weather because raising Indian corn is very much different than raising GMO corn. The interesting thing we found out the first year from the first farmer who tried it for us, he became very frustrated, was when the flocks of birds came through and they came over the fields they would set down on the field of Indian corn and they devoured half of the first crop that we had. The GMO corn by Monsanto had insecticides, it has [inaudible 00:37:03] that the birds just don't like. The crops are so much easier to raise with the Monsanto, with the GMO ingredients that raising the old corn has raised our price. We're paying around fifty-eight cents a pound for whereas you can buy regular GMO corn and flour for eight cents a pound. To give you an analogy of what's that like, it's like running to the store and paying two hundred dollars for a gallon of milk. So our Indian corn that goes into it is quite expensive because we have to rely on the old methods of farming to get a crop.

Roberto Gutierrez :   That's good. Thank you. The question about documents [inaudible 00:37:39] has been clarified and I was actually wondering where they can find the investment box. I did add our link to the chat lingo for the 8 Shires [inaudible 00:37:51] website as well as the direct link to the documents if anybody would like to check them out. But those are on the listing for the offering page at Microventures.com. And the crowdfunding at 8 Shires. You can google those or they are linked here in the webinar. So the final question I think here is kind of a two-part question but what inspired you to do this is the question from the crowd and then if you want to leave us with anything go ahead and start with that and wrap it up.

Bill Dodson: A buddy of mine were at a church dinner and we were talking about business opportunities that we were considering and I said ah one of the things I've thought about is a distillery and he said, me too. We were talking about it and

I'd done a lot of research into the licensing and told him about it and as a dentist I didn't have time to go out and do a lot of the research right now, can you start? He did and got it started and we started researching places to put the distillery and quickly discovered that Williamsburg and Jamestown didn't have the distillery which was exciting to us. We started into the research then on the ingredients and what they did back then and found out nobody had done any research.

We decided to start our distillery and make our theme colonial. The research has been getting more exciting ever since. It's people just walk in the door. It's my hope that people that see this webinar will say hey I've got a diary or something from my ancestors and they will walk in the door and share something and we can start to put some of this documentation down. I hope we have some writers if they would like to participate in the writing of the book that'd be great

Roberto Gutierrez :   That's fantastic! Thank you so much for your time. Thank you guys all for participating. Thanks for your questions. Again don't forget to visit Microventures.com and find the 8 shires offering page. Do invest, share with your friends, spread the good word and let's help Bill find the parts and pieces to make the rest of this dream grow and become even bigger.

Bill Dodson: Thank you!

Roberto Gutierrez :   Thank you for the chat sir!

EXHIBIT G
Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.



A COLONIAL AMERICAN DISTILLERY

Eight Shires Distillery is a small craft distillery in the historic Triangle of Williamsburg Virginia.

Our mission at Eight Shires Distillery is to research, preserve, teach, and present the history of distillation from the Colonial American Period, the years 1600 – 1775.

Our spirits are hand-crafted using traditional recipes and ingredients of the 18th century.



MEET THE DISTILLER





William S. Dodson, Jr., D.D.S.

Dr. Dodson has had a creative and eclectic past, which has allowed him to develop a technical background, love of history, and a passion to distill fabulous tasting spirits. Following in his father's footsteps, he has been providing care for dental health in Suffolk and Newport News as an endodontist for over 16 years. Dr. Dodson attended the University of Florida for his dental degree and completed his post-doctorate in Endodontics at New York University. Prior to dentistry, he worked as an Aerospace Engineer for Hughes Aircraft and Pratt & Whitney. He has participated in numerous medical/dental missions efforts in Haiti, Panama, and Dominican Republic, as well as local projects such as Virginia's Mission of Mercy (MOM). Dr. Dodson holds degrees in Mathematics, Psychology, Aerospace Engineering, and Dentistry, as well as an advanced certificate in Endodontics.

OUR PRODUCT

- Eight Shires crafts its spirits using historic recipes and ingredients from the 17th and 18th centuries.

- The primary ingredient in most of our product lines is a variation of corn called Indian maize. It was introduced to the early Colonists by the Native Americans.

- Eight Shires also uses 18th century-styled molasses for its rum products, which yields a fuller bodied flavor versus the modern day variety molasses.



CURRENTLY AVAILABLE



Genever Gin: Eight Shires' Jamestown Genever Gin is unique because it uses heritage Indian corn as its base, just like colonial Americans did when they created the first corn whiskies. It features malty notes similar to whiskey with an herbal component common to gin. It is currently available at the distillery and as a special order in Virginia ABC stores

Gold Rum: Due to its superior taste relative to whiskey at the time, rum was king of the colonies before the Revolutionary War. Typically, it was made from molasses imported from the Caribbean. The Eight Shires Distillery Caribbean-style barrel-aged rum is unique because it uses 18th century-style molasses. Barrel aged, smooth and delicious, this is Eight Shire's owner's favorite spirit. Its first release sold out and the next release is anticipated for summer/fall 2018.

Silver Rum: Modern rum is produced from sweet molasses or sugar and high ethanol engineered yeasts, creating a narrow flavor profile. Eight Shires Distillery uses full-bodied colonial-style molasses in its rum production. Inspired by William Rogers, a 1720s Yorktown bootlegger, Eight Shires' Silver Rum is made from period-style, organic, non-GMO sweet molasses. It is handcrafted just as it would have been made in 1720. It is currently available in Virginia ABC stores and at the distillery.



We the People
Eight Shires
COLONIALE DISTILLERY
GIN
GENEVER STYLE
Eight Shires
COLONIALE DISTILLERY
GOLD RUM
WILLIAMSBURG, VIRGINIA
Eight Shires
COLONIALE DISTILLERY
SILVER RUM
WILLIAMSBURG, VIRGINIA

BOURBON

Our best selling product to date is also the hardest to get. Due to the length of aging, and its unexpected draw, our first release of our bourbon was sold on a waiting list. The spikes in sales (shown on the graph to the right) were directly related to its release. We will be releasing the next batch in 2019, and plan to have plenty more in barrels for future releases.





SINGLE MALT

This will be a special release distilled in a reproduction of one of the first stills to be brought to Colonial America by famed colonist John Smith.

Made from imported malt and the very first water drawn after the uncovering a well dating from the early 17th century.*

Only 500 bottles in 2019 and 1,500 bottles in 2021 are planned to be released.





*Per an analysis by the Jamestown Rediscovery Foundation. Future releases of a single malt product line are contemplated, but will be distilled with local well water.

FUTURE PRODUCTS





Spiced Rum: Many spices were discovered during the American Colonial period in the tropics of the Caribbean. Eight Shires Spiced Rum will feature a strong colonial spice blend and has a target release for summer. This will be a limited volume release, with initially availability at the distillery, then as a special Virginia ABC release.

Period Rum: Another special edition rum – made as it was back in the late 1600s/early 1700s – using period style molasses, distilled in period stills, and released in hand blown colonial style bottles. This will be available only at the distillery.

Thorpe's Original: A reproduction of the grandfather of modern bourbon. Due soon, this will be an unaged spirit. Availability will be limited to distillery and as a Virginia ABC special order.

Cordial: Distilled spirits were called cordials in early colonial times. Eight Shires anticipates two limited releases per year, each with a different flavor. The first batch is expected in summer and will be available at the distillery and as a Virginia ABC special order.

TASTING ROOM & EXPANSION PLANS

Currently located adjacent to the distillery operations is a small rustic styled tasting room. Many of our product are only available at the distillery/tasting room. With proceeds from this raise, we hope to be able to build a more robust distilling space, expand current distilling operations, and open an associated tavern and whiskey tasting room to create a more immersive experience for the consumers that visit us.





